March 31, 2026

Dr. Raluca Dinu
Chief Executive Officer
QT Imaging Holdings, Inc.
3 Hamilton Landing, Suite 160
Novato, CA 94949

       Re: QT Imaging Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2026
           File No. 333-294705
Dear Dr. Raluca Dinu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Jeffrey C. Selman, Esq.